EXHIBIT 12.1

SAKS INCORPORATED

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS

OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth the ratios of earnings to fixed charges for Saks Incorporated for the three months ended April 28, 2012 and each of the fiscal years ended January 28, 2012, January 29, 2011, January 30, 2010, January 31, 2009 and February 2, 2008:

(Dollars in thousands)	Three Months	Fiscal Year Ended
	Ended April 28, 2012	January 28, 2012	January 29, 2011	January 30, 2010	January 31, 2009	February 2, 2008
Earnings:
Pre-tax income (loss) from continuing operations	$56,312	$101,884	$33,486	$(102,163)	$(175,527)	$73,851
Fixed charges	18,463	82,131	90,279	84,157	83,726	86,386
Amortization of capitalized interest	507	2,022	2,003	1,864	1,870	1,715
Capitalized interest	(336)	(955)	(720)	(758)	(1,527)	(2,086)

Total Earnings	$74,946	$185,082	$125,048	$(16,900)	$(91,458)	$159,866

Fixed Charges:
Interest costs(1)	$5,545	$32,710	$41,793	$38,511	$37,747	$41,064
Amortization of debt expense and discount on indebtedness	4,198	16,360	15,652	11,727	9,519	9,325
Implied interest component of rent expense(2)	8,720	33,061	32,834	33,919	36,460	35,997

Total Fixed Charges	$18,463	$82,131	$90,279	$84,157	$83,726	$86,386

Ratio of earnings to fixed charges	4.06x	2.25x	1.39x	(3)	(3)	1.85x

(1)	Interest costs represent interest expensed and capitalized excluding losses on early extinguishment of debt.
(2)	One-third of rent expense was determined to be a reasonable approximation of the implied interest component of rent expense.
(3)	For the years ending January 30, 2010 and January 31, 2009, earnings were insufficient to cover fixed charges by $101.1 million and $175.2 million, respectively.

For the periods indicated above, we had no outstanding shares of preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented above for all such periods.